Material Change Report

1. Name and Address of Company

Sun Life Financial Inc. 150 King Street West Toronto, ON M5H 3J9

2. Date of Material Changes

August 23, 2006

3. News Release

The attached press release was issued across Canada on August 23, 2006.

4. Summary of Material Changes

Sun Life Financial announced the appointments of Richard P. McKenney as Executive Vice-President and Chief Financial Officer, Stephan Rajotte as President, Sun Life Financial Asia, and Dean Connor as Executive Vice-President.

5. Full Description of Material Changes

See attached press release.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Thomas A. Bogart

Executive Vice-President & Chief Legal Officer

Tel. No. 416-979-4024 Fax. No. 416-979-3209

Date of Report

August 23, 2006

Executive Appointments at Sun Life Financial

Toronto, ON (August 23, 2006) - Sun Life Financial Inc. (TSX/NYSE: SLF) today announced the appointments of Richard P. McKenney as Executive Vice-President and Chief Financial Officer, Stephan Rajotte as President, Sun Life Financial Asia, and Dean Connor as Executive Vice-President.

“We are delighted that individuals of the high calibre of Rick, Stephan, and Dean will be joining Sun Life’s senior executive team,” said Donald A. Stewart, Chief Executive Officer. “Each of them has an impressive track record of success and exceptional international experience. They will bring additional strength to our existing team of skilled and seasoned senior executives, and I am confident they will make significant contributions to meeting our business objectives internationally.”

Richard P. McKenney, 37, will join Sun Life Financial in September as Executive Vice-President, reporting to Donald Stewart. He will work closely with Paul Derksen, Sun Life’s current Chief Financial Officer, to ensure an orderly transition until Mr. Derksen’s retirement in 2007. At the conclusion of the transition period, Mr. McKenney will assume the role of Chief Financial Officer and become responsible for leading the company’s enterprise-wide financial, actuarial, risk management, asset and liability management, capital management, taxation, planning, mergers and acquisitions, and investor relations functions. Mr. McKenney was most recently Senior Vice-President and Chief Financial Officer for Genworth Financial Inc., a U.S. publicly traded insurance company, which had been part of GE Financial Assurance until its initial public offering in 2004. Mr. McKenney graduated from Tufts University with a Bachelor of Science in Mechanical Engineering.

Stephan Rajotte, 44, will join Sun Life Financial as President, Sun Life Financial Asia on September 7, 2006. Based in Hong Kong, Mr. Rajotte will report to Donald Stewart and will have overall responsibility for Sun Life’s business operations in Hong Kong, China, Philippines, Indonesia and India. Mr. Rajotte was most recently Senior Vice-President and Managing Director, Asia Pacific Region, for MetLife International. He is a graduate of Université Laval where he earned a Bachelor of Science in Actuarial Science. He is a Fellow of the Society of Actuaries and a Fellow of the Canadian Institute of Actuaries. Asia represents a strategic part of Sun Life’s future and Rajotte’s appointment is an important milestone for the company’s progress internationally.

Dean Connor, 49, will join Sun Life Financial on September 5, 2006 as Executive Vice-

President, reporting to Donald Stewart. Mr. Connor will be responsible for overseeing Sun Life’s United Kingdom and Reinsurance businesses, international expansion, and specific Corporate functions including Medical and Underwriting. Mr. Connor was most recently President, Americas, for Mercer Human Resources Consulting, responsible for the United States, Latin America and Canada. He graduated from the Richard Ivey School of Business with an Honours Bachelor of Arts in 1978, and became a Fellow of the Society of Actuaries and a Fellow of the Canadian Institute of Actuaries in 1983 and 1984 respectively.

“Sun Life has a bright future,” said Stewart. “We expect an orderly transition and these appointments position us even more favourably to take advantage of growth opportunities going forward. I look forward to working with Rick, Stephan and Dean to achieve Sun Life’s strategic objectives.”

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2006, the Sun Life Financial group of companies had total assets under management of CDN$387 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

-30-

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com